SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CEPHEID

(Exact name of registrant as specified in its charter)

California (State of incorporation or organization)	77-0441625 (I.R.S. Employer Identification no.)
904 Caribbean Drive Sunnyvale, CA (Address of principal executive offices)	94089 (Zip code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [   ]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [x]

Securities to be registered pursuant to
Section 12(b) of the Act: None.

Securities to be registered pursuant to Section 12(g) of the Act:

         Stock Purchase Rights

Item 1. Description of Registrant's Securities to be Registered.

On September 24, 2002, the Board of Directors of Cepheid declared a dividend of one stock purchase right (a "Right") for each outstanding share of common stock, no par value per share (the "Common Shares"), of Cepheid. The dividend is payable to stockholders of record on October 1, 2002 (the "Record Date"). In addition, one Right shall be issued with each Common Share that becomes outstanding (i) between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are defined in the Rights Agreement) or (ii) following the Distribution Date and prior to the Redemption Date or Final Expiration Date, pursuant to the exercise of stock options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities of Cepheid, which options or securities were outstanding prior to the Distribution Date. Each Right entitles the registered holder to purchase from Cepheid one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value per share (the "Preferred Shares"), of Cepheid, at a price of $40.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between Cepheid and Computershare Trust Company, as Rights Agent (the "Rights Agent").

Until the earlier to occur of (a) 10 days following a public announcement or disclosure that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (b) 10 business days (or such later date as may be determined by action of the Board of Directors) following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date by such Common Share certificates with a copy of a Summary of Rights attached thereto. No person shall become an Acquiring Person if the Board of Directors of Cepheid determines in good faith that a Person who would otherwise be an Acquiring Person has become such inadvertently, and such Person as promptly as practicable takes such actions as may be necessary so that such Person would no longer be considered an Acquiring Person.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with, and only with, the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on September 26, 2012 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Cepheid, in each case as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 100 times the dividend declared per Common Share. In the event of liquidation, each Preferred Share will be entitled to a $1.00 preference, and thereafter the holders of the Preferred Shares will be entitled to an aggregate payment of 100 times the aggregate payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

In the event that any person or group becomes an Acquiring Person, unless the event causing the Designated Percentage threshold to be crossed and the Person to thereby become an Acquiring Person is a merger or acquisition described in the next paragraph, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right on the terms and conditions set forth in the Rights Agreement. If Cepheid does not have enough authorized but unissued Common Shares sufficient to satisfy such obligation to issue Common Shares, Cepheid is obligated to deliver upon payment of the exercise price of a Right an amount of cash or other securities equivalent in value to the Common Shares issuable upon exercise of a Right.

In the event that any person or group becomes an Acquiring Person and Cepheid merges into or engages in certain other business combination transactions with an Acquiring Person or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, each holder of a Right, other than Rights beneficially owned by an Acquiring Person, will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of Cepheid may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of Cepheid's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of Cepheid, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time before a person or group becomes an Acquiring Person, the Board of Directors of Cepheid may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. After the period for redemption of the Rights has expired, the Board may not amend the Rights Agreement to extend the period for redemption of the Rights. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by a resolution of the Board of Directors without the consent of the holders of the Rights, except that from and after such time as a person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Cepheid, including, without limitation, the right to vote or to receive dividends.

As of September 25, 2002 there were 30,815,886 of Cepheid's Common Shares outstanding. Each Common Share outstanding at the close of business on October 1, 2002 will receive one Right. As long as the Rights are attached to the Common Shares, one additional Right shall be deemed to be delivered for each Common Share issued or transferred by Cepheid in the future, including but not limited to Common Shares issuable upon exercise of options granted by Cepheid. 1,000,000 Preferred Shares are initially reserved for issuance upon exercise of the Rights, such number to be subject to adjustment from time to time in accordance with the Rights Agreement.

The Rights Agreement, which specifies the terms of the Rights and which includes as exhibits thereto the form of Certificate of Determination of Series A Junior Participating Preferred Stock, the Summary of Stock Purchase Rights and the Form of Right Certificate, is filed as Exhibit 4.01 hereto. A copy of the Certificate of Determination of Series A Junior Participating Preferred Stock as filed with the California Secretary of State, which specifies the terms of the Preferred Shares, is filed as Exhibit 3.02 hereto. The aforementioned exhibits hereto are incorporated herein by reference, and the foregoing description of the Rights and Preferred Shares is qualified in its entirety by reference to such exhibits.

Item 2. Exhibits.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Exhibit Title or Description
3.01

Amended and Restated Articles of Incorporation. (Incorporated by reference to Exhibit 3.01 to registrant's Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission on April 7, 2000.)

3.02

Certificate of Determination specifying the terms of the Series A Junior Participating Preferred Stock of registrant, as filed with the Secretary of State of the State of California on October 2, 2002. *

4.01

Rights Agreement dated September 26, 2002 between registrant and Computershare Trust Company as Rights Agent, which includes as Exhibit A the form of Certificate of Determination of Series A Junior Participating Preferred Stock, as Exhibit B the Summary of Stock Purchase Rights and as Exhibit C the Form of Rights Certificate. *

* Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: September 30, 2002

CEPHEID

By: /s/ John L. Bishop

John L. Bishop

Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Title or Description
3.01

Amended and Restated Articles of Incorporation. (Incorporated by reference to Exhibit 3.01 to registrant's Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission on April 7, 2000.)

3.02

Certificate of Determination specifying the terms of the Series A Junior Participating Preferred Stock of registrant, as filed with the Secretary of State of the State of California on October 2, 2002. *

4.01

Rights Agreement dated September 26, 2002 between registrant and Computershare Trust Company as Rights Agent, which includes as Exhibit A the form of Certificate of Determination of Series A Junior Participating Preferred Stock, as Exhibit B the Summary of Stock Purchase Rights and as Exhibit C the Form of Rights Certificate. *

* Filed herewith.